Filed Pursuant to Rule 433
Registration Statement No. 333-278624
Pricing Term Sheet

$750,000,000

ENACT HOLDINGS, INC.

6.250% Senior Notes due 2029 (the “Notes”)

Pricing Term Sheet

Issuer:	Enact Holdings, Inc. (“Enact”)
Principal Amount:	$750,000,000
Maturity Date:	May 28, 2029
Coupon:	6.250%
Public Offering Price:	99.953% of face amount
Yield to Maturity:	6.261%
Spread to Benchmark Treasury:	+ 180 basis points
Benchmark Treasury:	4.625% due April 30, 2029
Benchmark Treasury Price and Yield:	100-23 ; 4.461%
Interest Payment Dates:	May 28 and November 28, commencing November 28, 2024
Redemption Provisions:
Par Call Date:	April 28, 2029
Make-Whole Call:

Before the Par Call Date, at the greater of (1) the discounted present value through the redemption date at the applicable Treasury Rate plus 30 basis points less interest accrued to the redemption date and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest

Par Call:	On or after the Par Call Date, at 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest
Trade Date:	May 22, 2024
Settlement Date:	May 28, 2024 (T+3)

CUSIP:	29249EAA7
ISIN:	US29249EAA73
Ratings (Moody’s/S&P/Fitch)*:	Baa3 / BBB- / BBB- (positive / stable / positive)
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Additional Information:

As of March 31, 2024, after giving effect on a pro forma basis to completion of the offering and application of the use of proceeds therefrom, Enact’s total outstanding debt would have been $750 million and Enact’s cash and cash equivalents would have been approximately $585 million.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Barclays Capital Inc. Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (collect) (212) 834-4533, Citigroup Global Markets Inc. at (800) 831-9146 or Goldman Sachs & Co. LLC at (866) 471-2526.

The issuer expects expect that delivery of the Notes will be made against payment therefor on or about the closing date specified in this communication, which will be the third business day following May 22, 2024 (the “Trade Date”) (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade the Notes on the Trade Date, by virtue of the fact that the Notes initially will settle T+3, should specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade the Notes on the Trade Date should consult their own advisors.

Any disclaimers or notices that may appear on this pricing term sheet below the text of this legend are not applicable to this pricing term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this pricing term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.